EXHIBIT 12.1

Ratio of Earnings to Fixed Charges

						Three Months Ended
	Year Ended December 31,					March 31,
	2003	2004	2005	2006	2007	2008
	(Dollars in Thousands)
Income (Loss) from Continuing Operations	$2,661	$(4,364)	$3,468	$3,020	$2,922	$(4,078)
Plus: Income Taxes	1,753	(2,476)	2,248	2,313	2,343	1,726
Fixed Charges	5,494	4,761	10,841	17,340	18,753	5,218
Earnings Available for Fixed Charges	9,908	(2,079)	16,557	22,673	24,018	2,866

Fixed Charges:
Interest Expense	5,225	4,454	10,438	16,934	18,331	5,054
Estimate Portion of Rental Expense Equivalent to Interest	269	307	403	406	422	164
Total Fixed Charges	5,494	4,761	10,841	17,340	18,753	5,218

Ratio of Earnings to Fixed Charges	1.8	-0.4	1.5	1.3	1.3	0.5

Calculation of Rental Expense Equivalent to Interest
Rental Expense	806	921	1,209	1,217	1,265	491
Estimated % Equivalent to Interest	33.3%	33.3%	33.3%	33.3%	33.3%	33.3%
Estimate Portion of Rental Expense Equivalent to Interest	269	307	403	406	422	164